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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

                 BAYCORP HOLDINGS, LTD.
(Name of Issuer)


                 Common Stock, $.01 Par Value

(Title of Class of Securities)


                           072728108
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.
 551 Fifth Avenue, 18th Floor
        New York, New York  10176, Tel:  (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


                      January 24, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

Page 1 of 10 Pages

SCHEDULE 13D

CUSIP No.   072728108

Page   2   of    10    Pages

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Elliott Associates, L.P., a Delaware Limited Partnership

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                  (a)
                                  (b)
3          SEC USE ONLY

4          SOURCE OF FUNDS*
                       00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6          CITIZENSHIP OR PLACE OF ORGANIZATION
                       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7          SOLE VOTING POWER
             1,267,809

8          SHARED VOTING POWER
           0

9          SOLE DISPOSITIVE POWER
           1,267,809

10         SHARED DISPOSITIVE POWER
           0

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,267,809

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           15.14%

14         TYPE OF REPORTING PERSON*
           PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

                                                         SCHEDULE 13D


CUSIP No.   072728108
Page   3   of    10    Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                       Westgate International, L.P.,
                       a Cayman Islands Limited Partnership

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)
3          SEC USE ONLY
4          SOURCE OF FUNDS*
           00
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6          CITIZENSHIP OR PLACE OF ORGANIZATION
                       Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7          SOLE VOTING POWER
           0
8          SHARED VOTING POWER
             719,399
9          SOLE DISPOSITIVE POWER
           0
10         SHARED DISPOSITIVE POWER
           719,399
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           719,399
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.59%
14         TYPE OF REPORTING PERSON*
           PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

                                                         SCHEDULE 13D


CUSIP No.   072728108
Page   4   of    10     Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Martley International, Inc., a Delaware corporation
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)
3          SEC USE ONLY
4          SOURCE OF FUNDS*
           00
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6          CITIZENSHIP OR PLACE OF ORGANIZATION
                       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7          SOLE VOTING POWER
           0
8          SHARED VOTING POWER
           719,399
9          SOLE DISPOSITIVE POWER
           0
10         SHARED DISPOSITIVE POWER
           719,399
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           719,399
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.59%
14         TYPE OF REPORTING PERSON*
           CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

ITEM 1.                Security and Issuer

           This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of BayCorp Holdings, Ltd. (the "Issuer"). The Issuer's principal executive office is located at Cocheco Falls Millworks, 100 Main Street, Suite 201, Dover, New Hampshire 03820-3835.

ITEM 2.                Identity and Background

           (a)-(c)  The names of the persons filing this
statement on Schedule 13D are: Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries ("Elliott"), Westgate International, L.P., a Cayman Islands limited partnership
("Westgate"), and Martley International, Inc., a Delaware corporation ("Martley"). Paul E. Singer ("Singer") and Braxton
Associates, L.P., a New Jersey limited partnership ("Braxton LP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), is the sole general partner of Westgate. Martley is the investment manager for Westgate. Martley expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.


ELLIOTT

           The business address of Elliott is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

           The principal business of Elliott is to purchase, sell, trade and invest in securities.

           SINGER

                       Singer's business address is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

                       Singer's principal occupation or employment is that of serving as general partner of Elliott and Braxton LP and president of Martley.


           BRAXTON LP

                       The business address of Braxton LP is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

                       The principal business of Braxton LP is the furnishing of investment advisory services.

                       The names, business addresses, and present principal occupation or employment of the general partners of Braxton LP are as follows:

             NAME
ADDRESSOCCUPATIONPaul E.
             Singer
712 Fifth Avenue
36th Floor
New York, New York
10019
General partner of
Elliott and Braxton
LP and President of
Martley
  Braxton
             Associates,
             Inc.
712 Fifth Avenue
36th Floor
New York, New York
10019
The principal
business of Braxton
Associates, Inc. is
serving as general
partner of Braxton
LP
                       The name, business address, and present principal occupation or employment of each director and executive officer of Braxton Associates, Inc. are as follows:

             NAME
ADDRESSOCCUPATIONPaul E.
             Singer
712 Fifth Avenue
36th Floor
New York, New York
10019

General partner of
Elliott and Braxton
LP and President of
Martley

WESTGATE

           The business address of Westgate is Westgate International, L.P., c/o Midland Bank Trust Corporation (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands, British West
Indies.

           The principal business of Westgate is to purchase, sell, trade and invest in securities.

           The name, business address, and present principal occupation or employment of the general partner of Westgate are as follows:

NAME
ADDRESSOCCUPATIONHambledon, Inc.Hambledon, Inc.
c/o Midland Bank Trust
Corporation (Cayman)
Limited
P.O. Box 1109
Mary Street
Grand Cayman
Cayman Islands
British West Indies
The principal business of
Hambledon is serving as
general partner of
Westgate

           HAMBLEDON, INC.

                       The name, business address, and present principal occupation or employment of each director and executive officer of Hambledon are as follows:

NAME
ADDRESSOCCUPATIONPaul E. Singer712 Fifth Avenue
36th Floor
New York, NY 10019
General partner of Elliott
and Braxton LP and
President of Martley

MARTLEY INTERNATIONAL, INC.

           The business address of Martley is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

           The principal business of Martley is to act as investment manager for Westgate.

                       The name, business address, and present principal occupation or employment of each director and executive officer of Martley are as follows:

NAME
ADDRESSOCCUPATIONPaul E. Singer712 Fifth Avenue
36th Floor
New York, NY  10019
General partner of
Elliott and Braxton
LP and President of
Martley
                       (d) and (e) During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);
or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                       (f) All of the natural persons listed above are citizens of the United States of America.


ITEM 3.                Source and Amount of Funds or Other Consideration

                       The source and amount of funds used by Elliott in making purchases of the Common Stock beneficially owned by it are set forth below.

                                                 SOURCE OF FUNDS

AMOUNT OF FUNDSMargin accounts maintained at
Merrill Lynch, Pierce, Fenner and
Smith Inc. and Goldman Sachs
$9,317,691

                       The source and amount of funds used by Westgate in making purchases of the Common Stock beneficially owned by it are set forth below.

                                                 SOURCE OF FUNDS

AMOUNT OF FUNDSMargin accounts maintained at
Merrill Lynch, Pierce, Fenner and
Smith Inc. and Goldman Sachs
$2,462,500

ITEM 4.                Purpose of Transaction

                       Each of Elliott and Westgate acquired the Common Stock beneficially owned by it in exchange for shares of common stock, $.01 par value, of Great Bay Power Corporation, pursuant to the latter's reorganization (effective January 24, 1997). Each of
Elliott and Westgate acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. Martley has acted as investment manager with respect to Westgate's acquisition of its Common Stock.

                       Depending upon market conditions and other factors that it may deem material, each of Elliott and Westgate may purchase additional Common Stock or may dispose of all or a portion of the Common Stock that it now beneficially owns or may hereafter acquire.


                       None of Elliott, Westgate or Martley has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.


ITEM 5.                Interest in Securities of the Issuer

                       (a) Elliott owns 1,267,809 shares of the Common Stock, representing 15.14% of the class of Common Stock.

                       Westgate owns 719,399 shares of Common Stock, representing 8.59% of the class of Common Stock.

                       (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by it.

                       Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock owned by Westgate. Information regarding each of Westgate and Martley for the purposes of subparagraph (b) of this
Item 5 is set forth in Item 2 above and expressly incorporated by reference herein.

                       (c) Except as set forth herein, none of the reporting persons engaged in any transaction in the Issuer's securities during the past sixty (60) days.


                       (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

                       No person other than Westgate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

                       (e)  Not applicable.


ITEM 6.                Contracts, Arrangements, Understandings or
                       Relationships With Respect to Securities of the Issuer

                       Not applicable.

ITEM 7.                Material To Be Filed As Exhibit

                       Exhibit A -  Joint Filing Agreement

                                                           SIGNATURE

                       After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:                 February 18, 1997
                      ELLIOTT ASSOCIATES, L.P.


By:
                        Paul E. Singer
                        General Partner

WESTGATE INTERNATIONAL, L.P.

By:  Martley International, Inc., as
             Investment Manager


           By:
                                  Paul E. Singer
                                  President


MARTLEY INTERNATIONAL, INC.


By:
                                  Paul E. Singer
                                  President

                                                           EXHIBIT A

                                                    JOINT FILING AGREEMENT



           The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of BayCorp Holdings, Ltd., dated February 14, 1997, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-2(f) under the Securities Exchange Act of 1934, as amended.


Dated as of:  February 18, 1997


ELLIOTT ASSOCIATES, L.P.



By:
           Paul E. Singer
           General Partner

WESTGATE INTERNATIONAL, L.P.



By:  Martley International, Inc., as
             Investment Manager


           By:
                                  Paul E. Singer
                                  President


MARTLEY INTERNATIONAL, INC.



By:

           Paul E. Singer
           President